September 18, 2013

Board of Directors
China Natural Gas, Inc.
19th Floor, Building B, Van Metropolis
35 Tang Yan Road, Hi-Tech Zone
Xi'an, 710065, Shaanxi Province, China

To the Board of Directors:

I am writing to notify you of my resignation, effective today, from my position as a member of the Board of Directors of China Natural Gas, Inc. (the "Company").

I became a director of the Company on August 7, 2008, subsequent to the purchase by Abax Lotus Ltd. of RMB145,000,000 aggregate principal amount of the Company's Guaranteed Senior Notes due 2014 (the "Notes") and warrants to purchase 2,900,000 shares of the Company's common stock (the "Warrants"). I am Managing Partner and Chief Investment Officer of Abax Global Capital (together with its affiliates, "Abax"), which is investment manager to Abax Lotus Ltd. and Abax Nai Xin A Ltd.

Under the indenture governing the Notes (the "Indenture"), the Company was required to make six semi-annual repayments of principal beginning in July 2011. The Company failed to make the repayment due July 30, 2012, and has not paid interest or principal on the Notes since then. As a result of the Company's failure to make the required repayment or respond to Abax's notice of default, the principal amount of the Notes, together with all accrued and unpaid interest and premium, was accelerated in September 2012 and became immediately due and payable pursuant to the Indenture. The Company never provided any plan to remedy the defaults or repay the Notes, nor did the Company ever provide any explanation for why it failed to make the required payments. Additionally, upon the Company's default under the Indenture, the Warrants held by Abax Lotus Ltd. and Abax Nai Xin A Ltd. also became redeemable and the Company has not satisfied this obligation.

In addition to the Company's conduct with respect to the investment of Abax Lotus Ltd. and Abax Nai Xin A Ltd., which has been completely unjustified, the Company has suffered a number of significant setbacks since 2008. During that time, the Company has disclosed a series of unauthorized related party loans to relatives and affiliates of the Company's Chairman, had its stock delisted from NASDAQ, and has been the subject of lawsuits filed by both the Company's shareholders and the Securities and Exchange Commission.

While these events have been extremely discouraging, I had remained hopeful that the Company's management and board of directors would fulfill their duties, cease the egregious conduct described above, and work constructively to find a way for the Company to honor its obligations and seek to restore its credibility with both its shareholders and the public. We sought assistance from the Bankruptcy Court only after months of attempts at a resolution led nowhere. Thus, on February 8, 2013, Abax Lotus Ltd., Abax Nai Xin A Ltd. and another creditor filed an involuntary bankruptcy petition against the Company under chapter 11 of the United States Bankruptcy Code in the United States Bankruptcy Court for the Southern District of New York (the "Bankruptcy Court"). The Company twice filed unnecessary and unsubstantiated motions to dismiss the petition, delaying the bankruptcy proceedings for several months, and then consented to entry of the order for relief on the day of the hearing.

After another delay for filing of a board resolution, on July 9, 2013 the order for relief was finally entered.

Although counsel announced in open court in June that the Company would be engaging a Chief Restructuring Officer (the "CRO") – a step Abax supported – it took two and one-half months to get the CRO on board (and to date the Company has not yet filed a retention application with the Bankruptcy Court). Other than filing the schedules and statement of financial affairs – which contain only a few pages of data – the Company has made no progress at all in the bankruptcy case.

Management and the board have stopped communicating with me, but as far as I know the Company has made no effort to canvas the markets for new capital that will be necessary to fund a plan of reorganization. Instead, it appears that management and the board have ignored their fiduciary duties to creditors and shareholders of the Company and are trying to minimize rather than maximize the value of the Company in order to return as little as possible to its creditors and shareholders and favor instead the interests of the variable interest entities and their management and ownership. Recent events have convinced me that the Company is unwilling to constructively move forward or take any meaningful, timely steps towards resolving the many challenges it faces. Accordingly, I am resigning from the Company's board of directors due to my disagreement with the board and management, who appear unwilling or unable to satisfy their fiduciary duties and do any of the things necessary to maximize the value of the Company or address the many serious issues it is currently confronting.

Abax Lotus Ltd. and Abax Nai Xin A Ltd. remain holders of Notes and Warrants and I therefore remain hopeful that the board and management will fulfill their fiduciary duties and maximize the value of the Company by taking the following steps:

1. Enforce the contractual relationships that require the VIE entities to pay their revenues to the Company's WFOE subsidiary;

2. Ensure that the Company's CRO has the authority to take appropriate action to maximize the value of the estate and negotiate constructively with creditors; and

3. Promptly seek the outside capital necessary to fund a plan of reorganization and to market test any investment by insiders that the Company may be contemplating.

Very Truly Yours,

Donald Yang